Exhibit 77(C)

Nationwide Mutual Funds Sub-Item 77C Exhibit:

Submission of Matters to a Vote of Security Holders — 4-30-18 Annual Report

Meeting Date — December 8, 2017

Meeting Description — Matters Submitted to a Vote of Security Holders at a special meeting of shareholders held on December 8, 2017, shares were voted as follows on the proposal presented to the shareholders:

1. To approve an Agreement and Plan of Reorganization providing for: (i) the acquisition by Nationwide Mutual Funds, a Delaware statutory trust (the “NMF Trust”), on behalf of its series, Nationwide Long/Short Equity Fund (the “Acquiring Fund”), of all of the assets of the Logan Capital Long/Short Fund (the “Target Fund”), in exchange solely for Institutional Service Class and Class R6 shares of beneficial interest, no par value, of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the NMF Trust, on behalf of the Acquiring Fund, of all of the liabilities of the Target Fund; (ii) the pro rata distribution of the Acquiring Fund Shares to the shareholders of the Target Fund according to their interests in complete liquidation of the Target Fund; and (iii) the dissolution of the Target Fund as soon as practicable after the closing.

	Shares Voted
	For	Against	Abstain	Total
Logan Capital Long/Short Fund	397,466	337,236	0	734,702